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                                                                      EXHIBIT 8

                                                             [TRANSCANADA LOGO]

TRANSCANADA CORPORATION
_______________________________________________________________________________

Media Inquiries:    Hejdi Feick/Anita Perry            (403) 920-7877
Analyst Inquiries:  David Moneta/Debbie Stein          (403) 920-7911

N e w s   R e l e a s e

TransCanada reports another year of strong performance; Board raises dividend
             Quarterly dividend increased to $0.29 per share

CALGARY, Alberta - January 27, 2004 - (TSX: TRP) (NYSE: TRP)

FOURTH QUARTER AND YEAR-END 2003 FINANCIAL HIGHLIGHTS
(All financial figures are in Canadian dollars unless noted otherwise)

o TransCanada Corporation's Board of Directors today raised the quarterly dividend on the company's common shares from $0.27 per share to $0.29 per share, an increase of seven per cent, for the quarter ending
     March 31, 2004. This is the 161st consecutive quarterly dividend on TransCanada's common shares paid by TransCanada and its subsidiary. It is payable on April 30, 2004 to shareholders of record at the close of business on March 31, 2004.

o TransCanada's net income for the fourth quarter 2003 was $193 million or $0.40 per share, an increase of $13 million or $0.03 per share compared to $180 million or $0.37 per share for the fourth quarter 2002. This increase is primarily due to increased net earnings from the Power business.

o For the year ended December 31, 2003, TransCanada's net income was $851 million or $1.76 per share. This compares to $747 million or $1.56 per share for 2002. Included in 2003 was net income from discontinued operations of $50 million or $0.10 per share reflecting the third quarter 2003 income recognition of a portion of the initially deferred gain of approximately $100 million after tax relating to the 2001 disposition of the company's Gas Marketing business.

o Net income from continuing operations for the year ended December 31, 2003 was $801 million or $1.66 per share compared to $747 million or $1.56 per share in 2002. The increase of $54 million or $0.10 per share was primarily due to higher net earnings from the Power business and lower net expenses in the


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     Corporate segment, partially offset by lower net earnings from the
     Gas Transmission business.

o Funds generated from continuing operations for the fourth quarter 2003, were $403 million, a decrease of $64 million compared to fourth quarter 2002. Funds generated from continuing operations for the year ended December 31, 2003 were $1,810 million, a decrease of $17 million compared to 2002.

"It's been a solid year for TransCanada," said Hal Kvisle, TransCanada's chief executive officer. "We've delivered healthy operating and financial performance, and our balance sheet remains strong. As a result of our increased earnings and the strength of our cash flow -- and recognizing the importance of the dividend to our shareholders -- the Board has increased the dividend on our common shares for the fourth consecutive year.

"Over the course of the year, we've invested more than $1.2 billion, including the assumption of debt, in our natural gas transmission and power businesses. This includes our purchase of a 31.6 per cent interest in Bruce Power, a low cost power producer in one of the highest demand markets in North America. We continued to grow our gas transmission business through the purchase of additional interests in the Foothills and Portland pipelines, and longer term, we remain focused on strengthening our ability to tap into new sources of natural gas supply. To that end, we made good progress on the development of new pipelines to connect northern gas and new receiving terminals to bring liquefied natural gas to North American markets.

"On the regulatory front, we're in for another busy year. The outcome of regulatory proceedings could have a significant impact on results from the Alberta System and the Canadian Mainline in 2004. We were encouraged by the National Energy Board's July 2003 decision on our Mainline tolls application, but we remain concerned about the regulators' assessment of the level of business risk inherent in our Mainline and Alberta systems and the resulting low returns on equity and deemed equity thicknesses. We look forward to continuing the dialogue with regulators and our customers in 2004.

"Over the year ahead, we will continue to focus on our core strategies with the same emphasis on disciplined, prudent execution that has contributed to our success. We have a skilled, dedicated team of people at TransCanada, and it's as a result of their efforts that we've established a track record of strong performance over the past four years. We remain well-positioned to capture opportunities that create significant value for our shareholders over the long term," said Mr. Kvisle.

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FOURTH QUARTER 2003 DEVELOPMENTS

NATURAL GAS TRANSMISSION

INCREASED INTEREST IN PORTLAND

On December 3, 2003, TransCanada increased its ownership interest in Portland Natural Gas Transmission System Partnership (Portland) from 43.4 per cent to
61.7 per cent. TransCanada acquired the additional interest from El Paso Corporation for US$82 million including US$50 million of assumed debt.

"The Portland pipeline is essentially an extension of our Mainline System into the Boston regional market," said Mr. Kvisle. "Our increased stake in Portland further bolsters our role as an energy supplier to the US Northeast."

WESTERN ALBERTA SYSTEM PIPELINE INCIDENTS

On December 1 and December 2, 2003 two natural gas pipeline failures occurred on TransCanada's Alberta System. TransCanada immediately activated its emergency response plan to isolate damaged sections of pipeline. No one was injured, and both sites were returned to operation within days. Deliveries of gas to local communities were not impacted as a result of either incident. Following preliminary investigations into the causes of the two pipeline failures, TransCanada found evidence of external corrosion on the pipeline.

"The findings from the investigation will be used to improve future integrity work," said Mr. Kvisle. "Safety of the public, employees and the environment is a top priority at TransCanada."

POWER

GRANDVIEW COGENERATION PROJECT

TransCanada began construction of the Grandview cogeneration facility in December 2003 following the announcement of an agreement between TransCanada and Grandview Cogeneration Corporation, an affiliate of Irving Oil Limited (Irving), in October to build the plant. The 90 megawatt (MW) natural gas-fired cogeneration power plant will be located on the site of the


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Irving Oil Refinery in Saint John, New Brunswick. The plant is expected to be in-service by the end of 2004.

"The Grandview project is an excellent example of how TransCanada is growing its power business through new developments in niche markets, capitalizing on our expertise in fuel efficient cogeneration," said Mr. Kvisle.

BRUCE POWER RESTARTS

Bruce A Unit 4 began producing power to the Ontario power grid on October 7, 2003 and achieved commercial production effective November 1, 2003. Bruce A Unit 3 was synchronized to the grid on January 8, 2004. Similar to the Unit 4 startup process, after performing and evaluating tests of the shutdown system, Unit 3 is expected to reconnect to the grid and begin ramping up to full power. Units 3 and 4 together will have a capacity of 1,500 MW of electricity bringing Bruce Power's total capacity to approximately 4,660 MW.

"The Bruce facility is a high quality asset . The restarts of Bruce A Units 3 and 4 took a tremendous amount of work and we applaud the Bruce team on their efforts related to this complex project," said Mr. Kvisle. "Bruce made a significant contribution to TransCanada's earnings in 2003, and we're very pleased with its performance to date."

REGULATORY DEVELOPMENTS

ALBERTA SYSTEM

In December 2003, the Alberta Energy and Utilities Board (EUB) approved TransCanada's November 28, 2003 application for interim tolls for 2004 on the Alberta System. Tolls will be finalized when decisions from the Generic Cost of Capital (GCOC) hearing and the hearings on both phases of the General Rate Application (GRA) have been received.

In the GCOC application, filed in July 2003, TransCanada has requested a return on equity of 11 per cent with a deemed common equity of 40 per cent. The EUB expects to adopt a standardized approach to determining the rate of return and capital structure for all utilities under its jurisdiction at the conclusion of this proceeding. Oral testimony in the hearing concluded January 16, 2004.

In the first phase of its 2004 GRA, TransCanada has applied for an increase in the composite depreciation rate of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. The GRA Phase I hearing is scheduled to begin April 1, 2004. The


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Phase II hearing, dealing primarily with rate design and services, is set to commence June 1, 2004.

CANADIAN MAINLINE

In July 2003, the National Energy Board (NEB) issued its decision on TransCanada's 2003 Mainline Tolls Application. In this decision, the NEB approved all key components of the application. The rates included in this decision are still considered interim pending the disposition of TransCanada's appeal to the Federal Court of Appeal regarding the NEB's Review and Variance (RH-R-1-2002) decision.

The Federal Court of Appeal is expected to hear TransCanada's appeal of the NEB's Review and Variance decision commencing February 16, 2004.

The company's 2004 Tolls and Tariff Application for the Canadian Mainline was filed January 26, 2004 and includes a request for an 11 per cent return on a 40 per cent deemed common equity component.

TELECONFERENCE - 1:00 P.M. (MOUNTAIN) / 3:00 P.M. (EASTERN)

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the fourth quarter 2003 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, February 3 by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering pass code 1520354.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow. A live audio Web cast of the teleconference will also be available on TransCanada's Web site. The teleconference Web cast will be archived and available for replay.

ABOUT TRANSCANADA

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 39,000 kilometres (24,200 miles) of wholly owned pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United
States. TransCanada owns, controls or is constructing nearly 4,700

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megawatts of power generation - an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

                    FOURTH QUARTER 2003 FINANCIAL HIGHLIGHTS
                                   (unaudited)

OPERATING RESULTS                                                Three months ended December 31       Year ended December 31
(millions of dollars)                                                2003             2002             2003            2002
-------------------------------------------------------------------------------- ---------------- --------------- ---------------
REVENUES                                                                  1,319            1,338           5,357           5,214

NET INCOME
  Continuing operations                                                     193              180             801             747
  Discontinued operations                                                     -                -              50               -
                                                                ---------------- ---------------- --------------- ---------------
                                                                            193              180             851             747
                                                                ================ ================ =============== ===============
CASH FLOWS
  Funds generated from continuing operations                                403              467           1,810           1,827
  Capital expenditures                                                      127              202             391             599
  Acquisitions, net of cash acquired                                         23              209             570             228

                                                                 Three months ended December 31       Year ended December 31
COMMON SHARE STATISTICS                                              2003             2002             2003            2002
-------------------------------------------------------------------------------- ---------------- --------------- ---------------
NET INCOME PER SHARE - BASIC
  Continuing operations                                                   $0.40            $0.37           $1.66           $1.56
  Discontinued operations                                                     -                -            0.10               -
                                                                ---------------- ---------------- --------------- ---------------
                                                                          $0.40            $0.37           $1.76           $1.56
                                                                ================ ================ =============== ===============
DIVIDENDS PER SHARE                                                       $0.27            $0.25           $1.08           $1.00

COMMON SHARES OUTSTANDING (millions)
  Average for the period                                                  482.8            479.3           481.5           478.3
  End of period                                                           483.2            479.5           483.2           479.5

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